Exhibit 99.16

Disclosure of Transactions in Own Shares

Paris, May 30, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 22 to May 26, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22/05/2023	308,956	55.930600	17,280,094.33	XPAR
22/05/2023	145,541	55.933400	8,140,602.98	CEUX
22/05/2023	25,768	55.935744	1,441,352.25	TQEX
22/05/2023	20,341	55.941818	1,137,912.51	AQEU
23/05/2023	304,506	56.623728	17,242,265.01	XPAR
23/05/2023	100,000	56.615849	5,661,584.86	CEUX
23/05/2023	50,000	56.616520	2,830,826.00	TQEX
23/05/2023	40,000	56.632912	2,265,316.46	AQEU
24/05/2023	303,737	56.675265	17,214,374.81	XPAR
24/05/2023	100,974	56.658500	5,721,035.35	CEUX
24/05/2023	48,289	56.662235	2,736,162.68	TQEX
24/05/2023	41,094	56.660057	2,328,388.40	AQEU
25/05/2023	312,457	55.851221	17,451,104.99	XPAR
25/05/2023	101,158	55.859330	5,650,618.06	CEUX
25/05/2023	48,714	55.857426	2,721,038.64	TQEX
25/05/2023	38,971	55.867104	2,177,196.90	AQEU
26/05/2023	305,831	55.347736	16,927,053.51	XPAR
26/05/2023	101,658	55.339498	5,625,702.69	CEUX
26/05/2023	59,014	55.342336	3,265,972.62	TQEX
26/05/2023	39,410	55.348036	2,181,266.10	AQEU
Total	2,496,419	56.080277	139,999,869.15

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com